FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Presentation furnished to the Buenos Aires Stock Exchange dated July 29, 2011

Item 1
Consolidated Results Q2 2011

YPF S.A.

Consolidated Results

Q2 2011

Consolidated Results Q2 2011

CONTENT

1.MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE SECOND QUARTER 2011	3
2. ANALYSIS OF OPERATING RESULTS	4
2.1 UPSTREAM	4
2.2 DOWNSTREAM	6
2.3 CORPORATE	7
3. HIGHLIGHTS OF THE QUARTER	8
4.TABLES	10
4.1 CONSOLIDATED STATEMENT OF INCOME	11
4.2 CONSOLIDATED BALANCE SHEET	12
4.3 CONSOLIDATED STATEMENT OF CASH FLOWS	13
4.4 MAIN PHYSICAL MAGNITUDES	14

Consolidated Results Q2 2011

Net income in the second quarter of 2011 reached ARS 980M

Q2 2010	Q1 2011	Q2 2011	Var.% Q211/Q210		Jan-Jun 2010	Jan-Jun 2011	Var.% 2011/2010
				Amounts expressed in million of Argentine pesos
2,522	2,710	1,717	-31.9%	Operating income	5,235	4,427	-15.4%
2,667	2,942	1,937	-27.4%	Operating profit*	5,387	4,879	-9.4%
1,606	1,774	980	-39.0%	Net income	3,189	2,754	-13.6%
1,890	1,895	2,857	51.2%	Investments	3,299	4,752	44.0%
				Earnings per share
4.08	4.51	2.49	-39.0%	Earnings per share ARS	8.11	7.00	-13.6%
Note: Unaudited figures. Ammounts in accordance with Argentine GAAP
* Operating income considering the inclusion of holding gains on inventories in the costs of sales

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE SECOND QUARTER 2011

Operating earnings was ARS 1,717M in the second quarter 2011, 31.9% lower than same period in 2010.

A decline in exploration and production activities due to union conflicts in the provinces of Santa Cruz and Chubut during the quarter resulted in a lower availability of crude oil in the argentine market.

The impact that strikes had on our production caused both higher volume purchases of crude oil and a 4.9% decrease in crude oil processed in our refineries. Within this context and with the purpose of maintaining our sales volume, purchases of refined products from third parties were increased. Consequently total purchases from third parties in the quarter rose by 87.4% compared to second quarter in 2010, to reach ARS 4,676M.

Operating costs posted in the second quarter 2011 were 30% higher than the same period in 2010, mainly due to higher costs related to payroll, operation services and transport and freights

Operating revenues in the second quarter 2011 reached ARS 13,614M, 28.8% higher than the same period last year. Higher sales of oil and chemical products were generated by a greater sales volume in the domestic market and a price recovery in the local market as well as a price rise in international markets.

Consequently, higher operating revenues posted in the second quarter compared to same period in 2010 were outstripped by larger purchases of crude oil and products as well as higher operating costs.

Net income for the period was ARS 980M, 39% lower than the same period in 2010.

Total investment in the quarter reached ARS 2,857M outpacing that in the 2Q 2010 by 51.2%. Said increase was driven by a boost in upstream activity and the progress in downstream projects.

Consolidated Results Q2 2011

2. ANALYSIS OF OPERATING RESULTS

2.1  UPSTREAM (1)

Q2	Q1	Q2	Var.%	Jan-Jun	Jan-Jun	Var.%
2010	2011	2011	Q211/Q210	2010	2011	2011/2010
1,614	1,982	871	-46.0%	Operating income (MARS)	3,480	2,853	-18.0%
248.2	242.1	183.9	-25.9%	Crude oil production (Kbbld)	248.5	212.8	-14.4%
48.4	53.3	44.1	-8.9%	NGL production (Kbbld)	52.8	48.7	-7.8%
39.8	35.1	33.6	-15.6%	Gas production (Mm3d)	38.2	34.4	-9.9%
547.1	516.4	439.5	-19.7%	Total production (Kboed)	541.8	477.7	-11.8%
65	57	267	310.8%	Exploration costs (MARS)	120	324	170.0%
1,466	1,498	2,061	40.6%	Investments (MARS)	2,612	3,559	36.3%
				International Prices
78.1	94.6	102.3	31.0%	WTI* (USD/bbl)	78.5	98.5	25.5%
4.1	4.1	4.3	4.9%	Gas Henry Hub* (USD/Mmbtu)	4.7	4.2	-10.6%
				Realization Price
48.5	54.1	56.8	17.1%	Crude oil prices in domestic market. Period average (USD/bbl)	47.5	55.3	16.4%
1.83	2.56	1.96	7.1%	Average gas price (USD/Mmbtu)	2.07	2.25	8.7%
* Source: Reuters
(1)	controlled companies included

Operating earnings rose to ARS 871M, 46% lower compared to the second quarter last year.

The lower performance in the period was mainly as a consequence of strikes in the provinces of Santa Cruz and Chubut. Total hydrocarbons production in the second quarter of the current year was 439.5 Kboed compared to 547.1 Kboed in the same period of previous year, 19.7% below. Likewise, negative results from exploration during the period, mainly offshore drilling at Malvinas basin, raised charges on exploration cost by ARS 202M, compared to second quarter 2010.

In international markets, the average WTI indicator for the period was 102.3 USD/bbl, 31% over the average for the second quarter of 2010. In this context the price of crude oil in the local market improved by 17.1% up to 56.8 USD/bbl. As to natural gas, average sale price was 1.96 USD/Mmbtu, 7.1% over that of the second quarter in 2010, mainly due to better sale price in the industrial sector and power plants.

Consolidated Results Q2 2011

Crude oil production in the second quarter this year was 183.9 kbbld, 25.9% below the same period of previous year due to union conflicts throughout the whole quarter, which prevented workers from reaching their working places to carry out normal operating activities to maintain production levels and continue the developing our fields. The effect of such outage was a lower liquids and gas production of around 6.6 million boe. On the other hand, the incentives on production stemming from the Program “Petróleo Plus” were not booked, although they were offset by the incentive related to the addition of reserves as of 2010 year-end and taking into account the final reporting, concluded during this quarter. As to the production of natural gas and LNG in the second quarter, it was 33.6 Mm3/d and 44.1 Kbbld respectively, 15.6% and 8.9% below reported amounts in the same period of 2010 due to natural depletion of reserves as well as the union conflicts above mentioned.

Cumulative results

Operating income in the first half was ARS 2,853M, 18% below that in the first half of 2010. This drop is the result of a fall in production (-11.8%) due to strikes, higher operating costs and heavier exploration expenses. Higher income from price recovery in crude oil and natural gas has not offset the drawbacks abovementioned.

Investment

Investment in exploration and production reached ARS 2,061M in the second quarter of 2011, outpacing that in the same period of 2010 by 40.6%. The increase was driven by stronger development activity at El Medanito, Aguada Toledo-Sierra Barrosa and Manantiales Behr fields as well as in exploration on non-conventional oil from the Vaca Muerta formation in the Neuquina basin. Also, the conclusion of the LNG port at Escobar implied an investment of over ARS 80M during the quarter.

During the first half of 2011 investment rose to ARS 3,559M, 36.3% above that in the first half of 2010, basically on account of greater activity in the Neuquina basin and the construction of the LNG port at Escobar, which reached a total investment of approximately ARS 280M.

Consolidated Results Q2 2011

2.2  DOWNSTREAM (1)

Q2 2010	Q1 2011	Q2 2011	Var.% Q211/Q210		Jan-Jun 2010	Jan-Jun 2011	Var.% 2011/2010
1,174	1,131	1,186	1.0%	Operating income (MARS)	2,306	2,317	0.5%
3,824	3,915	3,964	3.7%	Sales of petroleum and other products in domestic market (Km3)	7,572	7,879	4.1%
744	696	681	-8.5%	Exportation of petroleum and other products (Km3)	1,622	1,377	-15.1%
229	239	446	94.5%	Sales of chemical products in domestic market (Ktn)	417	684	64.0%
56	99	24	-57.9%	Exportation of chemical products (Ktn)	137	122	-10.9%
294	298	279	-4.9%	Crude oil processed (Kboed)	307	289	-6.0%
396	378	753	90.2%	Investments (MARS)	634	1,131	78.4%
(1)	controlled companies included

Operating earnings in downstream rose to ARS 1,186M in the second quarter of 2011, standing at similar levels to the ones reported in the second quarter of 2010.

The operating result of the quarter was negatively affected by higher prices in crude oil purchases, greater volumes and higher prices in biofuel purchases, heavier operating costs and greater volumes and higher prices in purchases of petroleum products, mainly diesel imports. These negative factors have offset stronger revenues coming from the price adjustment in the domestic market, higher prices in products related to international rates, sold in the local market and higher exports.

The volume of crude oil processed in the quarter was 279 Kboed, 4.9% lower than that in the second quarter of 2010 mainly due to a lower availability of crude oil.

Likewise, sales volume of petroleum products in the domestic market was 3.7% higher as a result of an increase in gasoline and diesel volumes, while exports fell by 8.5%, mainly those corresponding to fuel oil and other chemical products.

Also, sales of chemical products rose 94.5% in the domestic market compared to the same period in the previous year, basically in the fertilizers segment, both from YPF and Profertil. Such sales increase was due to the higher expectation of the argentine agro-business sector for the year 2011, which contributed to offset the higher costs and expenditures already mentioned.

Consolidated Results Q2 2011

The result of the quarter from controlled companies within downstream, including OPESSA, Refinor, YPF Brasil Comercializadora and Profertil, rose to ARS 203M, posting a 43.4% rise compared to previous year, which was mainly driven by results from Profertil and Refinor.

Cumulative results

Cumulative results as of June 2011 reached ARS 2,317M, 0.5% above the first half of 2010. Higher operating income has been almost fully offset by heavier operating costs and greater purchases of crude oil, biofuels and petroleum products.

Investment

Investment in downstream during the quarter was ARS 753 M, 90.2% above that in the second quarter of 2010. Such increase was grounded on the advances in the CCR project, which will increase production capacity for gasoline at our chemical complex in Ensenada and the advances in the desulphurization project at Lujan de Cuyo and La Plata refineries intended to improve the quality of refined products.

Additionally, accumulated investment as of June 2011 was ARS 1,131M, outstripping that for the same period in 2010 by 78.4%, mainly as consequence of the progress shown in the projects abovementioned.

2.3 CORPORATE

This business segment involves mainly running costs and other activities that are not reported against the business units.

Corporate costs net of the second quarter rose to ARS 340M, above the level reported in the same period of 2010 by ARS 74M.

Consolidated Results Q2 2011

3. HIGHLIGHTS OF THE QUARTER

On April 26, 2011 the Company Board of Directors decided a dividend cash payment of seven pesos (AR$7) per share.

On May 10, 2011 YPF reported new findings of non-conventional oil resources coming from shale (shale oil) in the Neuquina basin.  6 vertical exploratory wells were drilled to appraise an area of 330 km2 over the Vaca Muerta formation, in Loma La Lata, Neuquén province, which results revealed initial flows ranging from 200 to 560 barrels of oil equivalent per day (bpe/d) in the first 30 days of production, which together with the seismic and geological studies performed, helped to estimate technically recoverable resources in this area of 150 million of barrels of oil equivalent*. These resources do not constitute proved reserves to date and they will be recognized as such when they comply with formal criteria requested by the National Securities Commission (“Comisión Nacional de Valores”) and the Securities and Exchange Commission. Also, it was informed that 17 new wells are expected to be drilled and 14 existing wells are expected to be fractured in the area of Loma La Lata in the remaining part of the year, which implies an estimated total investment of U$S 270M out of which U$S 100M have already been invested .

On May 24, 2011 Petersen Energía Inversora S.A notified YPF S.A. that as from May 19, 2011, it had acquired 39,331,279 shares representing a 10% capital stock of YPF S:A, for which it had exercised the second call option as it has already been disclosed to the market on May 4, 2011.

On June 16, 2011 YPF issued the Negotiable Obligations Class V under the Medium Term Note Program for U$S1,000 million, with a face value of AR$300,000,000, floating interest rate and a maturity in 2012.

On July 4, 2011 the Executive Power of the province of Mendoza approved by Decree No 1465/11 the Memorandum of Agreement signed by and between YPF and said province in April intended to extend the  original term of the Exploration and Transport Concessions in the province territory for a 10 year-term, starting from the expiration of its original grant term in 2017, to the new term becoming due in 2027. The concessions involved jointly accounted for approximately 9% of total proved reserves of YPF as of December 31, 2010.

On July 12 the shareholder Repsol YPF S.A. informed the sale of 1,985,823 ordinary shares class “D” representing 0.50% of capital stock and votes of YPF S.A. for a price of ARS 177 per share according to the procedures set up by Resolution No 3338, effective October 17, 1996 and supplementary from  Buenos Aires Stock Market  S.A. regarding block sale operations.

On July 13, 2011 YPF reported new preliminary results obtained from an exploratory well on the Vaca Muerta formation in the Block Bajada de Añelo, at Neuquina basin. The exploratory well Bajada de Añelo X-2 (BA X-2) was drilled through a Joint Venture in which YPF holds a 70% stake, together with Rovella Energía S.A. (15%) and G&P del Neuquén (15%). The aim of drilling this well was to  continue collecting data and behavior patterns on the Vaca Muerta formation out of the Loma La Lata area. The well features a drilling of 3000 meters deep, in which 3 fractures were performed in 150 meters. The results from this well reveal an approximate average high quality (48° API) daily

* Until further work is completed, there remains significant risk that these discoveries will not lead to material proved reserves.

Consolidated Results Q2 2011

production of 250 barrels of oil per day, in line with the results previously obtained on the formation abovementioned in the of Loma La Lata area.

Investors Relations
E-mail:  inversoresypf@ypf.com
Website: www.ypf.com
Macacha Güemes 515
1106 Buenos Aires (Argentina)
Phone: 54 11 5441 1357
Fax: 54 11 5441 2113

Consolidated Results Q2 2011

4.TABLES
Results Second Quarter 2011

Consolidated Results Q2 2011

4.1 CONSOLIDATED STATEMENT OF INCOME
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q2 2010	Q1 2011	Q2 2011	Var.% Q211/Q210		Jan-Jun 2010	Jan-Jun 2011	Var.% 2011/2010

10,570	12,537	13,614	28.8%	Net sales	20,484	26,151	27.7%
(2,495)	(3,711)	(4,676)	87.4%	Purchases	(4,296)	(8,387)	95.2%
(5,553)	(6,116)	(7,221)	30.0%	Cost of sales and operating expenses	(10,953)	(13,337)	21.8%
2,522	2,710	1,717	-31.9%	Operating income	5,235	4,427	-15.4%
61	20	37	-39.3%	Income (loss) on long-term investments	80	57	-28.8%
16	(20)	(95)	-693.8%	Other (expense) income, net	11	(115)	-1145.5%
(125)	1	(41)	-67.2%	Financial result and holding gains:	(404)	(40)	-90.1%
2,474	2,711	1,618	-34.6%	Net income before income tax.	4,922	4,329	-12.0%
(868)	(937)	(638)	-26.5%	Income tax	(1,733)	(1,575)	-9.1%
1,606	1,774	980	-39.0%	Net income	3,189	2,754	-13.6%
4.08	4.51	2.49	-39.0%	Earnings per share	8.11	7.00	-13.6%

4,068	4,259	3,026	-25.6%	EBITDA	7,996	7,285	-8.9%
* EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

Consolidated Results Q2 2011

4.2 CONSOLIDATED BALANCE SHEET
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

	12/31/2010	06/30/2011
Current Assets
Cash	570	395
Investments	1,957	696
Trade receivables	3,322	4,051
Other receivables	3,089	4,263
Inventories	3,865	5,056
Total current assets	12,803	14,461

Noncurrent Assets
Trade receivables	28	27
Other receivables	1,587	1,111
Investments	594	610
Fixed assets	31,567	33,284
Intangible assets	10	9
Total noncurrent assets	33,786	35,041
Total assets	46,589	49,502
	-
Current Liabilities
Accounts payable	7,639	8,882
Loans	6,176	7,895
Salaries and social security	421	354
Taxes payable	2,571	1,270
Contingencies	295	329
Total current liabilities	17,102	18,730
	-
Noncurrent Liabilities
Accounts payable	5,616	6,111
Loans	1,613	2,450
Salaries and social security	168	171
Taxes payable	523	479
Contingencies	2,527	2,523
Total noncurrent liabilities	10,447	11,734
Total liabilities	27,549	30,464

Shareholders’ Equity	19,040	19,038
Total liabilities and shareholders’ equity	46,589	49,502

Consolidated Results Q2 2011

4.3 CONSOLIDATED STATEMENT OF CASH FLOWS
YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q2 2010	Q1 2011	Q2 2011		Jan-Jun 2010	Jan-Jun 2011
			Cash Flows from Operating Activities
1,606	1,774	980	Net income	3,189	2,754
(61)	(20)	(37)	(Income) loss on long-term investments	(80)	(57)
1,382	1,384	1,189	Depreciation of fixed assets	2,685	2,573
152	137	330	Consumption of materials and fixed assets retired	224	467
283	166	293	Increase/ Decrease in allowances/ accruals	542	459
(756)	(1,637)	208	Changes in assets and liabilities:	(1,229)	(1,429)
8	6	21	Dividends from long-term investments.	8	27
103	446	(1,514)	Net charge of income tax payment	661	(1,068)
2,717	2,256	1,470	Net cash flows provided by operating activities	6,000	3,726
			Cash Flows from Investing Activities
(1,937)	(1,895)	(2,857)	Acquisitions of fixed assets	(3,383)	(4,752)
4	(1)	13	Others	96	12
(1,933)	(1,896)	(2,844)	Net cash flows used in investing activities	(3,287)	(4,740)
			Cash Flows from Financing Activities
(3,096)	(3,968)	(3,276)	Payment of loans	(5,676)	(7,244)
4,030	4,098	5,477	Proceeds from loans	6,013	9,575
(2,163)	-	(2,753)	Dividends paid	(2,163)	(2,753)
(1,229)	130	(552)	Net cash flows used in financing activities	(1,826)	(422)
(445)	490	(1,926)	Increase in Cash and Equivalents	887	(1,436)

3,477	2,527	3,017	Cash and equivalents at the beginning of year	2,145	2,527
3,032	3,017	1,091	Cash and equivalents at the end of year	3,032	1,091
(445)	490	(1,926)	Increase in Cash and Equivalents	887	(1,436)

Consolidated Results Q2 2011

4.4 MAIN PHYSICAL MAGNITUDES

	Unit	2010			2011
		Q1	Q2	Accum. Jun 2010	Q1	Q2	Accum. Jun 2011
Upstream
Crude oil production	Kbbl	22,393	22,586	44,979	21,787	16,731	38,518
NGL production	Kbbl	5,146	4,402	9,548	4,794	4,012	8,806
Gas production	Mm3	3,298	3,625	6,923	3,163	3,061	6,224
Total production	Mbbl	48,282	49,790	98,072	46,476	39,996	86,472
Downstream
Sales of petroleum and other products*
Domestic market
Gasoline	Km3	897	827	1,724	998	901	1,899
Diesel	Km3	1,990	1,981	3,971	2,081	2,188	4,269
Jet fuel and kerosene	Km3	120	117	237	108	92	200
Fuel Oil	Km3	22	157	179	63	37	100
LPG and NGL	Km3	224	295	519	229	296	525
Others	Km3	495	447	942	436	450	886
Total domestic market	Km3	3,748	3,824	7,572	3,915	3,964	7,879
Export market
Gasoline	Km3	0	15	15	0	0	0
Jet fuel and kerosene	Km3	131	119	250	145	126	271
Fuel Oil	Km3	230	61	291	0	0	0
LPG and NGL	Km3	125	59	184	85	76	161
Others	Km3	392	490	882	466	479	945
Total export market	Km3	877	744	1,622	696	681	1,377
Total sales of petroleum products	Km3	4,625	4,568	9,194	4,611	4,645	9,256
Sales of petrochemical products
Domestic market
Fertilizers**	Ktn	72	120	192	97	278	375
Methanol	Ktn	32	40	72	54	78	132
Others	Ktn	84	69	153	88	89	177
Total domestic market	Ktn	188	229	417	239	446	684
Export market
Fertilizers**	Ktn	27	0	27	49	8	57
Methanol	Ktn	29	39	68	31	0	31
Others	Ktn	25	17	42	19	15	34
Total export market	Ktn	81	56	137	99	24	122
Total sales of petrochemical products	Ktn	269	285	554	338	469	806
* Includes sales of Refinor at 50%
** Includes sales of Profertil at 50%

Consolidated Results Q2 2011

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and Exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other Price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 29, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer